EXHIBIT 21

Able Energy, Inc.
Subsidiaries

Able Oil Company, Inc.
Able Energy New York, Inc.
Able Oil Melbourne, Inc. (inactive, as of February 8, 2008)
Able Energy Terminal, LLC
PriceEnergy.com Franchising, LLC (inactive)
Able Propane, LLC (inactive)
PriceEnergy.com, Inc. (67.3% owned by Able Energy, Inc.)
All American Plazas, Inc.